

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 23, 2105

Via E-mail
Shimon Citron
Chief Executive Officer
EZTD, Inc.
6 Yehezkel Koifman Street
Tel-Aviv, Israel 68012

> **Re: EZTD, Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed October 7, 2015**
> **File No. 000-51255**

Dear Mr. Citron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Government Regulation, page 10

U.S. Regulation of Binary Options, page 10

1.   We note your revisions in response to comment 6 of our letter dated August 31, 2015 and we are reissuing our prior comment, in part. Your revised disclosure states that the "question of whether binary options are 'securities' within the meaning of the U.S. securities laws . . . has not been definitively resolved" and "is not yet settled." This language appears to conflict with the positions of the SEC and CFTC, outlined in your disclosure. Please revise to remove the qualifying language or advise. Please also revise to acknowledge the extent to which any offer and sale in the United States must be registered or exempt. In addition, to the extent you elect to reference SEC v. Banc de Binary, Ltd., please disclose the Court's holding that binary options are "securities" subject to regulation by the SEC. Please make conforming changes in your risk factor disclosure on page 14.

2.   You state on pages 10 and 14 that the decision in *SEC v. Banc de Binary, Ltd.* is in conflict with the decision in *Clay v. Riverwood International Corporation.* We note that *Clay v. Riverwood* does not appear to have involved binary options. We also note your disclosure on pages 10 and 14 that in *Stechler v. Sidley, Austin Brown and Wood LLP* the Court concluded that binary options likely did not fall within the definition of securities. We note that the opinion in *Stechler v. Sidley, Austin Brown and Wood LLP* states that "[w]hether the "Digital Options [at issue in that case] are securities. . . is not appropriately resolved on a motion to dismiss." Please revise to remove or correct your references to these cases. To the extent you retain your disclosure related to these cases, please revise to include the decision dates and please supplementally provide us with highlighted hardcopies of the opinions to support your statements.

3.   We note your correspondence dated October 7, 2015 in response to comment 8 of our letter dated August 31, 2015. Your response letter gives the impression that you will not repay amounts to customers after a nine month period of inactivity. Your disclosure, however, continues to give the impression that a customer may receive his or her outstanding balance upon presentation of acceptable identifying documentation. Please revise the disclosure in your filing to explain your process for handling inactive accounts.

Exhibits, page 50

4.   We note your response to comment 18 of our letter dated August 31, 2015 in which you have filed versions of the Convertible Loan Agreements and appended separate signature pages for each of the lender parties signatory thereto. The exhibits on file fail to include material information regarding the terms of loans, including the amount loaned by each of the signatory lenders and the number of shares comprising a Conversion Unit for each lender. Please refer to Instruction 2 to Item 601(a) and confirm, if true, that the contracts required to be filed are substantially identical in all material respects except as to the parties thereto, loan amount, shares comprising a Conversion Unit, etc. To the extent you intend to rely on Instruction 2 to Item 601(a), please refile the exhibits with a schedule identifying the other documents omitted and set forth the material details in which such documents differ from the exhibits on file.

Item 2. Financial Information, page 25

Liquidity and Capital Resources, page 30

5.   Please reconcile the accumulated deficit amount of $37,475,007 to the amount per the consolidated balance sheet of $37,273,166 as of June 30, 2015.

Notes to Consolidated Financial Statements

Note 1 – General

6.   Please reconcile the net loss amount of $2,738,229 disclosed on page F-11 to the amount per the consolidated statement of operation of $2,536,388 for the six months ended June 30, 2015.

Note 3 – Fair Value Measurements, page F-14

7.   We note your response and your revised disclosure regarding the fair value measurement for long term options in response to previous comment 12. Based on the information provided in your response and revised disclosure to comply with ASC 820-10-50-2(c), we cannot reconcile to the ending balance of $344,500 as of June 30, 2015. Please further revise your disclosure to include a reconciliation from the opening balance to the closing balance, disclosing separately changes during the period attributable to the items specified in ASC 820-10-50-2(c).

8.   In addition to above, please tell us how your revised disclosure considers the requirements within ASC 820-10-50-2(g) by providing a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement.

Consolidated Financial Statements as of December 31, 2014

Note 7 – Obligation to Customers, page F-21

9.   We note your response to previous comment 15. Please revise your revenue recognition policy footnote to include a description of your accounting policy for recording customer bonuses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney at (202) 551-3758 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities